Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2021

Hangzhou, March 24, 2022— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2021, and provided a business update.

Business Update

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Progress in the development of Network Operating System (NOS) Software. In H2 2021, UTStarcom continued working with its customer China Unicom Research Institute on the cooperative development and field testing of a disaggregated networking solution for 5G transport networks. China Unicom Research Institute is a wholly owned subsidiary of China Unicom, one of the major mobile network operators (“MNO”) in China. The Company successfully finished interoperability testing with several 3rd party vendors and passed field trials on the customer’s network in Guangdong Province, China. The Company also focused on Phase 2 development, which covers many new features critical for the intended use of the solution on China Unicom’s 5G network.
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Update on Collaboration with European Mobile Operator. During H2 2021, UTStarcom continued to ship TN704E products to its European mobile operator customer. The NetRing® TN704E metro access platform announced earlier in 2021 is a key component of this customer’s mobile backhaul network expansion project, which supports the operator’s 5G deployment requirements. The Company also received an order for network expansion based on the NetRing® TN705E product.
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India Receivables. The Company continues to collect amounts due from its major customer in India. The Company collected over $35 million in 2021, with about $25 million outstanding as of the year end, and collection continues in 2022. Because the customer’s operating status has not improved, as well as ongoing payment processing delays due to the COVID-19 pandemic in India, the timing of future payments is uncertain despite significant collections in 2021.

UTStarcom’s Chief Executive Officer Mr. Li Hua commented, “Our results for the second half and full year 2021 did not improve due to the ongoing COVID-19 pandemic, which slowed telecom industry investments globally. We are still working with two major carriers in China to build network disaggregation solutions. Meanwhile, we are also seeking other opportunities to grow our business and reward shareholders.”

Second Half and Full Year 2021 Financial Results (Unaudited)

Summary of 2H 2021 Key Financials (Unaudited)

	2H 2021	2H 2020	Y/Y Change
Revenue	$7.2	$10.6	-32.1%
Gross Profit	($3.3)	$0.9	-466.7%
Operating Expenses	$2.8	$14.9	-81.2%
Operating Loss	($6.1)	($14.0)	$7.9
Net Loss	($6.5)	($11.6)	$5.1
Basic EPS	($0.18)	($0.32)	$0.14
Cash Balance (including Restricted Cash)	$66.3	$48.4	37.0%

Summary of Full Year 2021 Key Financials (Unaudited)

	2021	2020	Y/Y Change
Revenue	$15.9	$24.3	-34.6%
Gross Profit	($1.1)	$3.5	-131.4%
Operating Expenses	$4.1	$26.8	-84.7%
Operating Loss	($5.2)	($23.2)	$18.0
Net Loss	($6.3)	($23.7)	$17.4
Basic EPS	($0.17)	($0.66)	$0.49
Cash Balance (including Restricted Cash)	$66.3	$48.4	37.0%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS)

Total Revenues

Six months ended December 31, 2021

Total revenues for the second half of 2021 were $7.2 million, compared to $10.6 million in the corresponding period in 2020.

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Net equipment sales for the second half of 2021 were $1.5 million, a decrease of 53.2% from $3.1 million in the corresponding period in 2020. The decline was mainly due to decreased revenue from major customers in Japan and India.
•
Net services sales for the second half of 2021 were $5.7 million, a decrease of 22.9% from $7.5 million in the corresponding period in 2020. The decrease was mainly due to the completion of current projects and no new major projects in India.

Twelve months ended December 31, 2021

2021 total revenues were $15.9 million, a decrease of 34.5% from $24.3 million in 2020.

•
2021 net equipment sales were $2.3 million, a decrease of 81.2% from $12.4 million in 2020. The decline was mainly due to decreased revenue from major customers in Japan and India.

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2021 net services sales were $13.6 million, an increase of 14% from $11.9 million in 2020. The increase was mainly from India as current projects were being implemented.

Gross Profit

Six months ended December 31, 2021

Gross loss was $3.3 million, or 45.2% of net sales, for the second half of 2021, compared to positive $0.9 million, or positive 8.6% of net sales, in the corresponding period in 2020.

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Equipment gross loss for the second half of 2021 was $5.6 million, compared to $1.4 million in the corresponding period in 2020. Negative equipment gross margin for the second half of 2021 was 384%, compared to 44.5% for the corresponding period in 2020. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and a one-time inventory reserve.
•
Service gross profit for the second half of 2021 was $2.4 million, compared to $2.3 million in the corresponding period in 2020. Service gross margin for the second half of 2021 was 41.0%, compared to 30.9% for the corresponding period in 2020. The increase in gross margin was mainly due to decreased service costs in India.

Twelve months ended December 31, 2021

2021 gross loss was $1.1 million, or 6.8% of net sales, compared to positive $3.5 million, or positive 14.5% of net sales, in 2020.

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2021 equipment gross loss was $7.3 million, compared to positive $1.2 million in 2020. 2021 negative equipment gross margin was 312.7%, compared to positive 10.0% in 2020. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and a one-time inventory reserve.

•
2021 service gross profit was $6.2 million, compared to $2.3 million in 2020. 2021 service gross margin was 45.4%, compared to 19.2% in 2020. The increase in gross margin was mainly due to the decreased service costs in India.

Operating Expenses

Six months ended December 31, 2021

Operating expenses for the second half of 2021 were $2.8 million, compared to $14.9 million in the corresponding period in 2020.

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Selling, general and administrative (“SG&A”) expenses for the second half of 2021 were negative $0.8 million, compared to positive $11.1 million in the corresponding period in 2020. SG&A was lower in the second half of 2021 due to reversal of higher allowances for credit loss associated with aged receivables from our India customer, and decreased expenses from continued tight cost control.

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Research and development (“R&D”) expenses for the second half of 2021 were $3.6 million, compared to $3.7 million in the corresponding period in 2020. The decrease reflected the different stages of 5G product development.

Twelve months ended December 31, 2021

2021 operating expenses were $4.1 million, compared to $26.8 million in 2020.

•
2021 SG&A expenses were negative $2.7 million, compared to positive $18.7 million in 2020. The decrease was mainly attributable to reversal of higher allowances for credit loss associated with aged receivables from our India customer, and decreased expenses from continued tight cost controls.

•
2021 research and development expenses were $6.8 million, compared to $8.1 million in 2020. The decrease reflected the different stages of 5G product development.

Operating Loss

Operating loss for the second half of 2021 was $6.1 million, compared to $14.0 million in the corresponding period in 2020.

Full year 2021 operating loss was $5.2 million, compared to $23.2 million in 2020.

Interest Income, Net

Net interest income for the second half of 2021 was $0.7 million, compared to $0.5 million in the corresponding period in 2020.

Full year 2021 net interest income was $1.1 million, compared to $1.0 million in 2020.

Other Income (Expenses), Net

Net other income for the second half of 2021 was $0.5 million, compared $0.9 million in the corresponding period in 2020. Other income for the second half of 2021 was mainly due to a foreign exchange gain resulting from depreciation of the JPY against USD.

Full year 2021 net other income was $1.6 million, compared to net other expenses of $2.2 million in 2020. Other income for 2021 were mainly due to a foreign exchange gain resulting from depreciation of the JPY against USD and partially offset by a foreign exchange loss resulting from depreciation of INR against USD.

Net Loss

Net loss attributable to shareholders for the second half of 2021 was $6.5 million, compared to $11.6 million in the corresponding period in 2020. Basic net loss per share for the second half of 2021 was $0.18, compared to $0.32 for the corresponding period in 2020.

Full year 2021 net loss attributable to shareholders was $6.3 million, compared to $23.7 million in 2020. 2021 basic net loss per share was $0.17, compared to $0.66 in 2020.

Cash Flow

Cash provided by operating activities in the second half of 2021 was $5.3 million, cash used in investing activities was $0.3 million, and cash used in financing activities was nil. As of December 31, 2021, UTStarcom had cash, cash equivalents and restricted cash of $66.3 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2021	2020
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$53,797	$34,221
Short-term investments	—	2,100
Notes receivable, net	108	58
Accounts receivable, net	27,445	49,623
Inventories and deferred costs	1,556	6,707
Short-term restricted cash	10,076	12,088
Prepaid and other current assets	4,794	5,108
Total current assets	97,776	109,905
Long-term assets:
Property, plant and equipment, net	602	620
Operating lease right-of-use assets, net	4,734	1,183
Long-term restricted cash	2,402	2,079
Other long-term assets	2,705	4,937
Total long-term assets	10,443	8,819
Total assets	$108,219	$118,724

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$18,988	$25,120
Customer advances	231	391
Deferred revenue	34	410
Income tax payable	8,749	5,934
Operating lease liabilities, current	1,219	1,217
Other current liabilities	5,906	6,970
Total current liabilities	35,127	40,042
Long-term liabilities:
Operating Lease liabilities, non-current	3,689	256
Long-term deferred revenue and other liabilities	1,004	1,025
Total liabilities	39,820	41,323

Total equity	68,399	77,401
Total liabilities and equity	$108,219	$118,724

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
	(In thousands, except per share data)
Net sales	$7,229	$10,602	$15,921	$24,310
Cost of net sales	10,493	9,687	17,008	20,781
Gross profit	(3,264)	915	(1,087)	3,529
	(45.2)%	8.6%	(6.8)%	14.5%
Operating expenses:
Selling, general and administrative	(782)	11,139	(2,743)	18,689
Research and development	3,622	3,730	6,886	8,083
Total operating expenses	2,840	14,869	4,143	26,772

Operating loss	(6,104)	(13,954)	(5,230)	(23,243)

Interest income, net	668	488	1,136	980
Other income (expense), net	526	938	1,630	(2,166)
Investment impairment	—	(1,029)	—	(1,029)
Loss before income taxes	(4,910)	(13,557)	(2,464)	(25,458)
Income tax expense	(1,592)	1,924	(3,787)	1,782
Net loss attributable to UTStarcom Holdings Corp.	$(6,502)	$(11,633)	$(6,251)	$(23,676)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.18)	$(0.32)	$(0.17)	$(0.66)
Weighted average shares outstanding—Basic	36,186	35,971	36,027	35,881

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,503)	$(11,633)	$(6,251)	$(23,676)
Depreciation	132	277	371	572
Allowance for credit losses	(4,143)	6,964	(9,158)	9,441
Provision for deferred costs	(27)	—	(222)	—
Stock-based compensation expense	243	206	504	703
Net loss on disposal of assets	—	—	(33)	—
Investments impairment	—	1,029	—	1,029
Gain on release of tax liability due to expiration of the statute of limitations	—	—	(42)	—
Gain on write-off long-term account payable due to expiration of the statute of limitations	—	—	—	—
Deferred income taxes	2,139	(1,615)	2,139	(1,499)
Gain on liquidation of a subsidiary	(184)	—	(383)	—
Changes in operating assets and liabilities	13,674	2,203	32,055	10,030
Net cash used in (provided by) operating activities	5,331	(2,569)	18,980	(3,400)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(348)	(30)	(348)	(115)
Purchase of short-term investment	—	—	—	—
Proceeds from short-term investments	—	—	2,100	2,095
Net cash provided by (used in) investing activities	(348)	(30)	1,752	1,980

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	—	—
Repurchase of ordinary share	—	(217)	—	(374)
Short-term borrowing	—	—	—	—
Pay off the short-term borrowing	—	—	—	—
Net cash used in financing activities	—	(217)	—	(374)
Effect of exchange rate changes on cash and cash equivalents	(656)	2,559	(2,844)	1,575
Net increase (decrease) in cash and cash equivalents	4,327	(257)	17,888	(219)
Cash, cash equivalents and restricted cash at beginning of period	61,949	48,645	48,388	48,607
Cash, cash equivalents and restricted cash at end of period	$66,276	$48,388	$66,276	$48,388